

Filed Pursuant to Rule 433
Registration No. 333-223208
April 4, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
and Prospectus Supplement dated February 26, 2018)

Structured
Investments

HSBC USA Inc.

$

Barrier Digital Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due April 24, 2020 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein, in the prospectus supplement and in the prospectus. The Notes will have the terms described herein and in the prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the USD/BRL as described below.
- Although the offering relates to the USD/BRL exchange rate, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the USD/BRL exchange rate or any investment with exposure to fluctuations in the USD/BRL exchange rate or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing April 24, 2020.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- All payments on the Notes are subject to our credit risk.
- **If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The Spot Rate ("USD/BRL") as defined below.
Principal Amount:	$1,000 per Note
Trade Date:	April 5, 2019
Pricing Date:	April 5, 2019
Original Issue Date:	April 10, 2019
Averaging Dates:	April 15, 2020, April 16, 2020, April 17, 2020, April 20, 2020 and April 21, 2020 (the "Final Valuation Date"), subject to adjustment as described herein.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be April 24, 2020. The Maturity Date is subject to adjustment as described under "Unavailability of the Spot Rate; Market Disruption Events" herein.
Payment at Maturity:	For each Note, you will receive a cash payment on the Maturity Date that is based on the Reference Currency Return (as described below): **If the Final Spot Rate is less than or equal to the Barrier Spot Rate** you will receive an amount equal to: $1,000 + ($1,000 x Digital Upside Return) **If the Final Spot Rate is greater than the Barrier Spot Rate**, you will receive an amount equal to: $1,000 + ($1,000 x Reference Currency Return) In that case, you will lose 1% of the Principal Amount for each 1% that the Final Spot Rate is greater than the Initial Spot Rate. For example, if the Reference Currency Return is -21%, the Return on your notes will be -21%. **You may lose a significant portion or all of your initial investment. In no event will the Payment at Maturity be less than $0.00.**
Digital Upside Return:	7.20%
Barrier Spot Rate:	120.00% of the Initial Spot Rate
Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$

Spot Rate:	The USD/BRL exchange rate, expressed as the number of Brazilian real per one U.S. dollar, as determined by the Calculation Agent in the manner set forth in this document under "The Spot Rate," and subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" below.
Initial Spot Rate:	The Spot Rate on the Pricing Date, as determined by the Calculation Agent.
Final Spot Rate:	The arithmetic average of the Spot Rate on each of the Averaging Dates, as determined by the Calculation Agent.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40435ULP7 / US40435ULP74
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 10 of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from us for sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $946.50 and $990.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
April [●], 2019

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any investment with exposure to fluctuations in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018 and the prospectus supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the potential performance of the Reference Asset and you believe the Final Spot Rate will not be greater than the Barrier Spot Rate.
- You are willing to make an investment that is exposed to the any negative Reference Currency Return on a 1-to-1 basis if the Final Spot Rate is greater than the Barrier Spot Rate, with up to 100% of your investment at risk.
- You understand and accept that your maximum return on the Notes is limited to the Digital Upside Return.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the Notes to maturity.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe the Final Spot Rate will be greater than the Barrier Spot Rate.
- You are unwilling to make an investment that is exposed to any negative Reference Currency Return on a 1-to-1 basis if the Final Spot Rate is greater than the Barrier Spot Rate with up to 100% of your investment at risk.
- You prefer an investment that is not subject to a maximum return.
- You seek an investment that provides full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the Notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Purchase Considerations

- **DIGITAL UPSIDE RETURN** — The Notes provide the opportunity to receive a return equal to the Digital Upside Return if the Final Spot Rate is less than or equal to the Barrier Spot Rate. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — You will receive a positive return equal to the Digital Upside Return if the Final Spot Rate is less than or equal to the Barrier Spot Rate. Accordingly, you will receive a positive return on the Notes even if the Reference Currency Return is negative as long as the Final Spot Rate is less than or equal to the Barrier Spot Rate. If the Final Spot Rate is greater than the Barrier Spot Rate you will lose 1% of the Principal Amount for every 1% the Final Spot Rate is greater than the Initial Spot Rate. For example, if the Reference Currency Return is -21.00%, you will lose 21.00% of your investment. **You may lose a significant portion or your entire investment**.

- **EXPOSURE TO THE BRAZILIAN REAL VERSUS THE U.S. DOLLAR** — The return on the Notes is linked to the performance of the Brazilian real relative to the U.S. dollar, and will enable you to receive a return, calculated as described on the cover hereof, based on the performance of the Brazilian real relative to the U.S. dollar from the Pricing Date to the Averaging Dates.

- **EMERGING MARKETS RISK** — The Notes are linked to the USD/BRL exchange rate expressed as the amount of Brazilian reals per one U.S. dollar. Emerging markets currencies may be subject to higher volatility than the currencies of developed countries, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there may be a greater possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the securities. Global events, even if not directly applicable to an emerging or developing nation or its currency, may increase volatility or adversely affect the value of your securities.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset or in the underlying currencies. These risks are explained in more detail in the "Risk Factors" section of the prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Currency Return is positive or negative. If the Final Spot Rate is greater than the Barrier Spot Rate you will lose 1% of the Principal Amount for every 1% the Final Spot Rate is greater than the Initial Spot Rate. For example, if the Reference Currency Return is -21.00%, you will lose 21.00% of your investment. **You may lose a significant portion or your entire investment**.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE DIGITAL UPSIDE RETURN** — Under no circumstances, regardless of any positive performance of the Reference Asset, will your return exceed the Digital Upside Return. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset, or by investing directly in the currencies represented by the Reference Asset.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE SPOT RATE AT ANY TIME OTHER THAN ON THE AVERAGING DATES** — The Reference Currency Return will be determined based on the Final Spot Rate, which will be the arithmetic average of the Spot Rate on each of the Averaging Dates, subject to adjustment as described herein. Even if the Brazilian real performs favorably when compared to the U.S. dollar during the term of the Notes other than on the Averaging Dates but then the Spot Rate moved unfavorably on any of the Averaging Dates, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the Spot Rate prior to such change. Although the Spot Rate on the Final Valuation Date, the Maturity Date or at other times during the term of the Notes may be more favorable than the Final Spot Rate, the Payment at Maturity will be based solely on the Final Spot Rate.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the Spot Rate and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may be initially used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **IF THE LIQUIDITY OF THE BRAZILIAN REAL IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED —** Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Brazilian real on the Averaging Dates could significantly affect the Final Spot Rate, and therefore, your Notes. Limited liquidity relating to the Brazilian real may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATES BETWEEN THE U.S. DOLLAR AND THE BRAZILIAN REAL —** Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the U.S. dollar and the Brazilian real.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE BRAZILIAN REAL AND MAGNIFY ANY DEPRECIATION OF THE BRAZILIAN REAL RELATIVE TO THE U.S. DOLLAR —** The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the Initial Spot Rate to the Final Spot Rate, calculated using the formula set forth above under "Key Terms — Reference Currency Return." While the Reference Currency Return for purposes of the Notes is determined using the formula set forth above under "Key Terms — Reference Currency Return," there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian real at the Initial Spot Rate on the Pricing Date and then, on the Final Valuation Date, converting back into U.S. dollars at the Final Spot Rate. We refer to the return on the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the Notes, as a "conversion return."

Under the Reference Currency Return formula, any appreciation of the Brazilian real relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return.

- **THE NOTES ARE EXPOSED TO A SINGLE EMERGING MARKETS CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK —** An investment in the Notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Brazilian real, relative to the U.S. dollar. As an emerging markets currency, the Brazilian real is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the Notes.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Brazilian real is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the value of the Brazilian real, and, consequently, the return on the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. dollar and the Brazilian real are at any moment a result of the supply and demand for these currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments in the Brazil and the United States between each country and its major trading partners; and

  - the extent of governmental surplus or deficit in the countries in Brazil and the United States.

  Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States and those of other countries important to international trade and finance.

- **CURRENCY MARKETS MAY BE VOLATILE —** Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the level of the exchange rate on the Averaging Dates, and therefore, the value of your Notes.

- **THE SPOT RATE MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES** — Brazil depends heavily on the export of commodities and the value of the Brazilian real has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real and, therefore, the value of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the Spot Rate, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the Spot Rate and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THE HISTORICAL PERFORMANCE OF THE SPOT RATE SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the Spot Rate will rise or fall. The Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Final Spot Rate in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Currency Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Currency Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Averaging Dates, Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Spot Rate and the underlying currencies;
  - the time to maturity of the Notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

UNCERTAIN TAX TREATMENT — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. holders, possibly with retroactive effect.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Digital Upside Return of 7.20%, a hypothetical Initial Spot Rate of 100.0000 and a hypothetical Barrier Spot Rate of 120.0000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Payment at Maturity	Hypothetical Total Return on the Notes
0.0000	100.00%	$1,072.00	7.200%
50.0000	50.00%	$1,072.00	7.200%
60.0000	40.00%	$1,072.00	7.200%
70.0000	30.00%	$1,072.00	7.200%
80.0000	20.00%	$1,072.00	7.200%
90.0000	**10.00%**	**$1,072.00**	**7.200%**
92.5000	7.50%	$1,072.00	7.200%
95.0000	5.00%	$1,072.00	7.200%
97.5000	2.50%	$1,072.00	7.200%
100.0000	**0.00%**	**$1,072.00**	**7.200%**
110.0000	-10.00%	$1,072.00	7.200%
115.0000	-15.00%	$1,072.00	7.200%
120.0000	**-20.00%**	**$1,072.00**	**7.200%**
130.0000	-30.00%	$700.00	-30.000%
140.0000	-40.00%	$600.00	-40.000%
150.0000	-50.00%	$500.00	-50.000%
160.0000	-60.00%	$400.00	-60.000%
170.0000	-70.00%	$300.00	-70.000%
180.0000	-80.00%	$200.00	-80.000%
190.0000	-90.00%	$100.00	-90.000%
200.0000	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

Example 1: The Brazilian real depreciates in value against the U.S. dollar from the hypothetical Initial Spot Rate of 100.0000 to a hypothetical Final Spot Rate of 170.0000. Because the Final Spot Rate is greater than the Barrier Spot Rate, the investor receives a Payment at Maturity of $300.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -70.00\%) = \$300.00$$

Example 2: The Brazilian real depreciates in value against the U.S. dollar from the hypothetical Initial Spot Rate of 100.0000 to a hypothetical Final Spot Rate of 110.0000. Because the Final Spot Rate is less than the Barrier Spot Rate, the investor receives a Payment at Maturity of $1,072.00 per $1,000 Principal Amount, reflecting the Digital Upside Return and calculated as follows:

$$\$1,000 + (\$1,000 \times 7.20\%) = \$1,072.00$$

Example 3: The Brazilian real appreciates in value against the U.S. dollar from the hypothetical Initial Spot Rate of 100.0000 to a hypothetical Final Spot Rate of 95.0000. Because the Final Spot Rate is less than the Barrier Spot Rate, the investor receives a Payment at Maturity of $1,072.00 per $1,000 Principal Amount, reflecting the Digital Upside Return and calculated as follows:

$$\$1,000 + (\$1,000 \times 7.20\%) = \$1,072.00$$

Example 4: The Brazilian real appreciates in value against the U.S. dollar from the hypothetical Initial Spot Rate of 100.0000 to a hypothetical Final Spot Rate of 50.0000. Because the Final Spot Rate is less than the Barrier Spot Rate, the investor receives a Payment at Maturity of $1,072.00 per $1,000 Principal Amount, reflecting the Digital Upside Return and calculated as follows:

$$\$1,000 + (\$1,000 \times 7.20\%) = \$1,072.00$$

The return on the Notes is limited to the Digital Upside Return regardless of any favorable performance of the Reference Asset.

Historical Performance

The following graph sets forth the historical performance of the USD/BRL exchange rate from April 2, 2009 through April 1, 2019. The USD/BRL exchange rate on April 1, 2019 was 3.8505. We obtained the exchange rates below from the Bloomberg Professional® service ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The USD/BRL exchange rate displayed in the graph below is not calculated using the method described below in "The Spot Rate" and may differ from the exchange rate that would be calculated using such method.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Averaging Dates. We cannot give you assurance that the performance of the Brazilian real and the U.S. dollar will result in any positive return of your investment. The exchange rates in the graph below were the rates reported by the Bloomberg and may not be indicative of its performance using the Spot Rates that will be derived from the applicable pages set forth below.



Historical Performance of the Brazilian real
(expressed as the number of Brazilian reals per one U.S. dollar)

Source: Bloomberg

The Spot Rate

The Spot Rate for the Brazilian real relative to the U.S. dollar (the "USD/BRL") on each date of calculation will be the U.S. dollar/Brazilian real exchange rate, expressed as the amount of Brazilian reals per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Cotabilidade" or Rates for Accounting Purposes) at approximately 12:30 p.m., New York time, which appears on Reuters page "BRL PTAX", or any successor page. The Spot Rate shall be calculated to the fourth decimal place. When the Brazilian real increases in value against the value of the U.S. dollar, the Spot Rate will decrease; conversely, when the Brazilian real decreases in value against the value of the U.S. dollar, the Spot Rate will increase. The calculation of the Spot Rate is subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" herein.

Unavailability of the Spot Rate; Market Disruption Events

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from valuing the Brazilian real or the U.S. dollar in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Brazilian real or the U.S. dollar. If the Calculation Agent, in its sole discretion, determines that any of these events occurs or is continuing on one or more Averaging Dates, the Calculation Agent may determine the Spot Rate for the affected day in good faith and in a commercially reasonable manner, or, in the discretion of the Calculation Agent, may determine to postpone the such Averaging Date for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If an Averaging Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the applicable Averaging Date and the Calculation Agent will determine the Spot Rate for that day in good faith and in a commercially reasonable manner. If the Final Valuation Date is postponed, the Maturity Date will be the third business day following the postponed Final Valuation Date.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10.00 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth above, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Assuming this characterization is respected, upon a sale or exchange of a Note, you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") is available and made to treat such gain or loss as capital gain or loss ("Section 988 election"). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the Notes. If a Section 988 election is available in respect of the Notes, in order for the election to be valid, a U.S. holder must: (A) make the Section 988 election by clearly identifying the investment in the Notes on its books and records on the date the holder acquires the Notes as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder's books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder's income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the Notes were acquired, (iii) a description of the Notes and the maturity date of the Notes or, alternatively, the date on which the Notes were sold or exchanged, (iv) a statement that the Notes were never part of a "straddle" as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder's income tax return. If a Section 988 election is available and validly made in respect of the Notes, gain or loss recognized upon the sale or exchange of the Notes should be treated as capital gain or loss. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the Notes.

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. For example, the Notes could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. holders, possibly with retroactive effect.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.